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                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934


NBT Bancorp Inc.
52 South Broad Street
Norwich, NY 13815
Michael J. Chewens, CFO
607/337-6520

ATTENTION:  FINANCIAL/BUSINESS EDITORS

FOR IMMEDIATE RELEASE:     April 24, 2000

                       NBT BANCORP INC. ANNOUNCES EARNINGS
                           AND DECLARES CASH DIVIDEND


         NORWICH, NY --- NBT Bancorp Inc. (NASDAQ: NBTB), parent company of NBT Bank, NA (NBT) and LA Bank, NA (LA), reported net income of $4.2 million or $0.23 per diluted share for the first quarter of 2000. After giving effect to non-recurring after-tax merger expenses of $1.1 million ($0.06 per share), net income declined $1.5 million or 26.6% compared to first quarter 1999 earnings of $5.8 million or $0.32 per diluted share.

"Comparative results between first quarter 2000 and 1999 were anticipated based on the $0.5 million in one time gains taken in 1999 and first quarter 2000 merger related expenses of $1.1 million. Also, corporate organizational changes that took place in September 1999 to better position NBT for future growth are still effecting current results," said President and CEO, Daryl R. Forsythe. "While net income (excluding non-recurring merger related costs) was down slightly, core earnings remain strong. We continue to dedicate significant resources to outstanding merger activities, including the merger with BSB Bancorp, Inc., announced last week. The benefits of the mergers and corporate organizational changes will begin to be realized later in the year in the form of cost savings, expanded services and overall efficiencies.

"Benefits to NBT Bancorp Inc. are anticipated when the pending Pioneer American Holding Company Corp. (Pioneer) merger occurs. Subsequent to that merger, LA and Pioneer will be consolidated into one Pennsylvania based bank representing the largest community bank headquartered in Northeastern Pennsylvania. This process is expected to be complete in the third quarter of 2000."

On April 20, 2000, the Board of Directors for NBT Bancorp Inc. and BSB Bancorp, Inc. (BSB) announced a definitive agreement to merge. The strategic alliance will create a bank holding company with assets of $4.7 billion and proforma market capitalization of approximately $539 million. The merger is expected to be completed during the fourth quarter of 2000 and be accretive during its first full year. "We will be the dominant community bank in both of our strategic markets," Forsythe added.


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                                                                     Page 2 of 7

Selected Performance Ratios are as follows:

o The Return on Average Assets ("ROAA") of 0.86% declined 36.3% from the comparable prior year's first quarter ROAA of 1.35%.

o Return on Average Equity ("ROAE") of 10.59% compares to 13.84% for the first quarter of 1999, a 23.5% decline.

o Net Interest Margin of 4.32% for the first quarter of 2000 declined from 4.52% in the first quarter of 1999 primarily as a result of interest bearing liabilities repricing faster than interest bearing assets in this rising interest rate environment.

o The Efficiency Ratio of 57.24% for the first quarter 2000 increased 3.9% from the first quarter 1999 ratio of 55.07%.

President Forsythe explained, "Improvements in the efficiency ratio through a smooth merger integration plan is the primary mission of NBT Bancorp Inc. While we are positioned well and anticipate our strong loan growth to continue, we realize the importance of recognizing cost savings associated with LA Bank and the mergers with Pioneer and BSB. To this end, we are dedicating appropriate resources to support effective and efficient integration."

On December 8, 1999, the Company announced the signing of a definitive agreement of merger with Pioneer American Holding Company Corp., parent company of Pioneer American Bank, NA. The Company announced on April 20, 2000 that the Board of Governors of the Federal Reserve System and the State of Pennsylvania Department of Banking have given clearance to proceed with the merger.

On March 28, 2000, the Company announced the signing of a definitive agreement to acquire all of the stock of M. Griffith Inc., a Utica, NY based securities firm offering investment, financial advisory and asset-management services. The acquisition is expected to be finalized in April, 2000.

The Board of Directors of NBT Bancorp Inc. has also declared a first quarter 2000 cash dividend of $0.17 per share for shareholders of record as of June 1, 2000, payable on June 15, 2000.

NBT Bancorp Inc. is a bank holding company headquartered in Norwich, NY with combined assets of $2 billion. Wholly owned subsidiaries of NBT Bancorp Inc. include NBT Bank, NA, which has 36 locations serving Central and Northern New York; and LA Bank, NA, which has 22 locations serving Northeastern Pennsylvania. NBT Bank, NA and LA Bank, NA are full service community banks providing a broad range of financial products.

This news release may be deemed to be solicitation material in respect of the proposed acquisition of Pioneer American Holding Company Corp. by NBT through the merger of a wholly-owned subsidiary of NBT with Pioneer American, pursuant to an Agreement and Plan of Merger, dated as of December 7, 1999 and amended as of March 7, 2000, by and among NBT, a wholly-owned subsidiary of NBT, and Pioneer American (the "Agreement"). This filing is being made in connection with Regulation of Takeovers and Security Holder Communications (Release No. 33-7760, 34-42055) promulgated by the Securities and Exchange Commission ("SEC").


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                                                                     Page 3 of 7


NBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement. These directors and executive officers include the following: Daryl
R. Forsythe, Michael J. Chewens, Martin A. Dietrich, Joe C. Minor, John D. Roberts, Everett A. Gilmour, J. Peter Chaplin, Peter B. Gregory, William C. Gumble, Bruce D. Howe, Andrew S. Kowalczyk, Jr., Dan B. Marshman, John G. Martines, John C. Mitchell, William L. Owens and Paul O. Stillman. As of February 29, 2000, these directors and executive officers beneficially owned in the aggregate 1,415,558 shares, or approximately 7.82%, of NBT's outstanding common stock.

In connection with the proposed merger, NBT has filed a registration statement on SEC Form S-4 with the SEC, File No. 333-30988, which the SEC declared effective on April 3, 2000. NBT and Pioneer American have prepared and mailed to their respective stockholders a joint proxy statement/prospectus, dated April 3, 2000 (the "Proxy Statement/Prospectus"). NBT and Pioneer American will prepare and file with the SEC a post-effective amendment to the aforementioned S-4 registration statement, which will include a supplement (the "Supplement") to the Proxy Statement/Prospectus. Stockholders of NBT are encouraged to read the post-effective amendment and the Supplement because these documents will contain important information about the merger. After the post-effective amendment is filed with the SEC, it will be available for free, both on the SEC's web site (www.sec.gov) and from NBT's corporate secretary. The Form S-4 registration statement and the Proxy Statement/Prospectus can also be obtained at no cost in the same manner.

For more information visit our web sites at WWW.NBTBANK.COM and WWW.LABANK.COM
                                            ---------------     --------------

Except for the historical information contained herein, the matters discussed in this news release are forward looking statements that involve risks and uncertainties, including the timely availability and acceptance of new products, the impact of competitive products and pricing, the management of growth and other risks detailed from time to time in the Company's SEC reports.

                            (Financial Tables Follow)


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                                                                     Page 4 of 7





                                                          NBT Bancorp Inc.
                                                    SELECTED FINANCIAL HIGHLIGHTS
                                                   (preliminary unaudited results)


                                                                                          Net            Percent
                                                       2000                1999           Change         Change
                                                       ----                ----           ------         -------
                                                  (in thousands, except share and per share data)

Three Months Ended March 31,
Net Income                                         $     4,241         $     5,776       $  (1,535)        (26.6)%
Diluted Earnings Per Share                         $      0.23         $      0.32       $   (0.09)        (28.1)%
Average Diluted Common Shares Outstanding           18,133,704          18,103,581          30,123           0.2 %
Return on Average Assets                                 0.86%                1.35%          (0.49)%       (36.3)%
Return on Average Equity                                10.59%               13.84%          (3.25)%       (23.5)%
Net Interest Margin                                      4.32%                4.52%          (0.20)%        (4.4)%
Efficiency Ratio                                        57.24%               55.07%           2.17 %         3.9 %
Expense Ratio                                            2.04%                1.96%           0.08 %         4.1%

Balance Sheet as of March 31,
Loans                                              $ 1,295,651         $ 1,081,972       $ 213,679          19.7%
Earnings Assets                                    $ 1,919,898         $ 1,672,862       $ 247,036          14.8%
Total Assets                                       $ 2,029,106         $ 1,787,508       $ 241,598          13.5%
Deposits                                           $ 1,523,749         $ 1,334,145       $ 189,604          14.2%
Stockholders' Equity                               $   162,532         $   169,960       $  (7,428)         (4.4)%

Average Balances
(Quarter Ended March 31,)
Loans                                              $ 1,258,144         $ 1,065,313       $ 192,831          18.1%
Earnings Assets                                    $ 1,890,843         $ 1,632,450       $ 258,393          15.8%
Total Assets                                       $ 1,983,649         $ 1,741,376       $ 242,273          13.9%
Deposits                                           $ 1,493,278         $ 1,334,062       $ 159,216          11.9%
Stockholders' Equity                               $   161,042         $   169,273       $  (8,231)        (4.9)%


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


                                                          NBT Bancorp Inc.
                                                    SELECTED FINANCIAL HIGHLIGHTS
                                                   (preliminary unaudited results)

                                                                                          Net            Percent
                                                       2000                1999           Change         Change
                                                       ----                ----           ------         -------
                                                  (in thousands, except share and per share data)

Asset Quality At March 31,
Nonaccrual Loans                                   $    7,135         $    6,029        $    1,106          18.3%
Other Real Estate Owned                            $      789         $    1,895        $   (1,106)        (58.4)%
Total Nonperforming Assets                         $    7,924         $    7,924                 -             -
90 Days Past Due and Still Accruing                $      630         $      767        $     (137)        (17.9)%
Allowance to Loans                                       1.35%              1.44%            (0.09)%        (6.3)%
Total Nonaccrual Loans to Loans                          0.55%              0.56%            (0.01)%        (1.8)%
Total Nonperforming Assets to Assets                     0.39%              0.44%            (0.05)%       (11.4)%


At March 31,
Equity to Assets                                         8.01%              9.51%            (1.50)%       (15.8)%
Book Value Per Share                               $     8.98         $     9.45        $    (0.47)         (5.0)%
Tangible Book Value Per Share                      $     8.53         $     8.92        $    (0.39)         (4.4)%
Tier 1 Leverage Ratio                                    8.61%              9.21%            (0.60)%        (6.5)%
Tier 1 Capital Ratio                                    12.93%             14.67%            (1.74)%       (11.9)%
Total Risk-Based Capital Ratio                          14.08%             15.85%            (1.77)%       (11.2)%






------------------------------------------------------------------------------------------------------------------------------------
Quarterly Common Stock Price*
                                                              2000                  1999                   1998
Quarter End                                             High        Low       High         Low        High        Low
                                                        ----        ---       -----        ---        ----        ---
March 31                                              $16.50     $11.38       $23.33    $19.89       $19.05     $15.99
June 30                                                                        21.19     19.05        23.48      18.37
September 30                                                                   20.90     16.43        23.81      17.58
December 31                                                                    17.98     14.63        24.29      19.72
------------------------------------------------------------------------------------------------------------------------------------
*historical NBT Bancorp Inc. only


All common stock and per share data has been restated to give retroactive effect to stock dividends and splits.





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


NBT Bancorp Inc. and Subsidiary                                        March 31,      December 31,       March 31,
Consolidated Balance Sheets                                             2000              1999             1999
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except share and per share data)                      (Unaudited)                        (Unaudited)

ASSETS
Cash                                                                $     60,823     $     64,431     $     60,234
Securities available for sale, at fair value                             497,528          500,423          491,502
Securities held to maturity (fair value - $75,808, $73,648
 and $82,531)                                                             78,772           76,706           70,386
Loans                                                                  1,295,651        1,222,654        1,081,971
 Less allowance for loan losses                                           17,543           16,654           15,608
------------------------------------------------------------------------------------------------------------------------------------
  Net loans                                                            1,278,108        1,206,000        1,066,363
Premises and equipment, net                                               40,292           40,830           38,667
Other assets                                                              73,583           73,042           60,356
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                          $2,029,106       $1,961,432       $1,787,508
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
 Demand (noninterest bearing)                                        $   210,579      $   223,143      $   189,659
 Savings, NOW, and money market                                          490,328          487,746          464,058
 Time                                                                    822,842          766,729          680,428
------------------------------------------------------------------------------------------------------------------------------------
  Total deposits                                                       1,523,749        1,477,618        1,334,145
Short-term borrowings                                                    165,445          137,567          119,648
Long-term debt                                                           161,793          172,575          149,887
Other liabilities                                                         15,587           13,195           13,868
------------------------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                    1,866,574        1,800,955        1,617,548
------------------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $0.01 par value at March 31, 2000,
   no par, stated value $1.00 at December 31, 1999 and
   March 31, 1999; shares authorized-2,500,000                                 -                -                -
  Common stock, $0.01 par value at March 31, 2000,
   no par,  stated value $1.00 at December  31, 1999 and
   March 31, 1999;  shares authorized-30,000,000; issued
   18,623,435, 18,616,992, and 17,963,950 at March 31, 2000,
   December 31, 1999 and March 31, 1999, respectively                        186           18,617           17,964
  Additional paid-in-capital                                             167,047          148,717          138,146
  Retained earnings                                                       24,225           23,060           26,296
  Accumulated other comprehensive (loss) income                          (17,615)         (18,252)             598
  Common stock in treasury at cost 522,567, 538,936,
   and 600,953 shares at March 31, 2000, December 31, 1999
   and March 31, 1999, respectively                                      (11,311)         (11,665)         (13,044)
------------------------------------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                             162,532          160,477          169,960
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $2,029,106       $1,961,432       $1,787,508
------------------------------------------------------------------------------------------------------------------------------------



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


NBT Bancorp Inc. and Subsidiary                                                 Three months ended March 31,
Consolidated Statements of Income                                           2000                              1999
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                                                 (Unaudited)

Interest and fee income:
Loans                                                                  $27,189                            $22,679
Securities - available for sale                                          8,872                              7,625
Securities - held to maturity                                              993                                840
Other - FRB & FHLB stock                                                   402                                458
------------------------------------------------------------------------------------------------------------------------------------
 Total interest and fee income                                          37,456                             31,602
------------------------------------------------------------------------------------------------------------------------------------

Interest expense:
Deposits                                                                13,446                             11,006
Short-term borrowings                                                    2,054                              1,139
Long-term debt                                                           2,346                              1,739
------------------------------------------------------------------------------------------------------------------------------------
 Total interest expense                                                 17,846                             13,884
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                     19,610                             17,718
Provision for loan losses                                                1,334                              1,120
------------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                     18,276                             16,598
------------------------------------------------------------------------------------------------------------------------------------

Noninterest income:
Trust                                                                      860                                835
Service charges on deposit accounts                                      1,620                              1,408
Securities gains                                                             -                                668
Other                                                                    1,135                              1,365
------------------------------------------------------------------------------------------------------------------------------------
 Total noninterest income                                                3,615                              4,276
------------------------------------------------------------------------------------------------------------------------------------

Noninterest expense:
Salaries and employee benefits                                           7,081                              5,970
Office supplies and postage                                                592                                637
Occupancy                                                                1,232                              1,024
Equipment                                                                1,137                                947
Professional fees and outside services                                     756                                697
Data processing and communications                                       1,132                                972
Amortization of intangible assets                                          312                                329
Merger and acquisition costs                                             1,122                                  -
Other operating                                                          1,619                              1,240
------------------------------------------------------------------------------------------------------------------------------------
 Total noninterest expense                                              14,983                             11,816
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                               6,908                              9,058
Income taxes                                                             2,667                              3,282
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                             $ 4,241                            $ 5,776
------------------------------------------------------------------------------------------------------------------------------------

Earnings per share:
 Basic                                                                $   0.24                           $   0.32
 Diluted                                                              $   0.23                           $   0.32
------------------------------------------------------------------------------------------------------------------------------------

All per share data has been restated to give retroactive effect to stock dividends and splits.



                                      ***END OF RELEASE***